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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

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TerraForm Power, Inc.
(Name of Issuer)
Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)
88104R209
(CUSIP Number)
N/A
(Date of Event Which Requires Filing of this Statement)

_______________________________________________________________________________________

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88104R209

1	Names of Reporting Persons Strategic Value Partners, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 10,034,266
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 10,034,266
9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,034,266
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row 9 4.8% (1)
12	Type of Reporting Person (See Instructions) OO, IA

(1)
Based on 209,141,720 shares of Class A Common Stock of TerraForm Power, Inc. (the "Issuer") outstanding as of October 31, 2018, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission ("SEC") on November 9, 2018.

CUSIP No. 88104R209

1	Names of Reporting Persons SVP Special Situations III LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 5,293,324
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 5,293,324
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,293,324
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row 9 2.5% (1)
12	Type of Reporting Person (See Instructions) OO, IA

(1)	Based on 209,141,720 shares of Class A Common Stock of the Issuer outstanding as of October 31, 2018, as reported in the Issuer's Form 10-Q filed with the SEC on November 9, 2018.

CUSIP No. 88104R209

1	Names of Reporting Persons SVP Special Situations IV LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 749,576
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 749,576
9	Aggregate Amount Beneficially Owned by Each Reporting Person 749,576
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row 9 0.4% (1)
12	Type of Reporting Person (See Instructions) OO, IA

(1)	Based on 209,141,720 shares of Class A Common Stock of the Issuer outstanding as of October 31, 2018, as reported in the Issuer's Form 10-Q filed with the SEC on November 9, 2018.

CUSIP No. 88104R209

1	Names of Reporting Persons SVP Special Situations III-A LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 2,561,516
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,561,516
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,561,516
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row 9 1.2% (1)
12	Type of Reporting Person (See Instructions) OO, IA

(1)	Based on 209,141,720 shares of Class A Common Stock of the Issuer outstanding as of October 31, 2018, as reported in the Issuer's Form 10-Q filed with the SEC on November 9, 2018.

CUSIP No. 88104R209

1	Names of Reporting Persons Victor Khosla
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 10,034,266
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 10,034,266
9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,034,266
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row 9 4.8% (1)
12	Type of Reporting Person (See Instructions) IN

(1)	Based on 209,141,720 shares of Class A Common Stock of the Issuer outstanding as of October 31, 2018, as reported in the Issuer's Form 10-Q filed with the SEC on November 9, 2018.

Item 1(a)	Name of Issuer: TerraForm Power, Inc. (the "Issuer")

Item 1(b)	Address of Issuer's Principal Executive Offices: 200 Liberty Street, 14th Floor New York, NY 10281

Item 2(a)
Name of Person Filing:

This Schedule 13G is being filed jointly by Strategic Value Partners, LLC ("Strategic Value Partners"), SVP Special Situations III LLC ("Special Situations III"), SVP Special Situations IV LLC ("Special Situations IV"), SVP Special Situations III-A LLC ("Special Situations III-A"), and Victor Khosla ("Mr. Khosla," and together with Strategic Value Partners, Special Situations III, Special Situations IV and Special Situations III-A, the "Reporting Persons").

Item 2(b)
Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is:

c/o Strategic Value Partners, LLC
100 West Putnam Avenue
Greenwich, CT 06830

Item 2(c)
Citizenship:

Strategic Value Partners is a limited liability company organized under the laws of the state of Delaware.

Special Situations III is a limited liability company organized under the laws of the state of Delaware.

Special Situations IV is a limited liability company organized under the laws of the state of Delaware.

Special Situations III-A is a limited liability company organized under the laws of the state of Delaware.

The citizenship of Mr. Khosla is the United States of America.

Item 2(d)	Title of Class of Securities: Class A Common Stock, par value $0.01 per share ("Class A Common Stock")

Item 2(e)	CUSIP Number: 88104R209
Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not Applicable.

Item 4.	Ownership.

Items 5 through 9 and 11 of each of the cover pages to this Schedule 13G are incorporated herein by reference. Set forth below is the aggregate number of shares of Class A Common Stock of the Issuer directly held by each of the Funds (as defined below), which may be deemed to be indirectly beneficially owned by the Reporting Persons as described below. Such shares of Class A Common Stock are directly held by each of Strategic Value Master Fund, Ltd., Strategic Value Special Situations Master Fund III, L.P., Strategic Value Special Situations Master Fund IV, L.P., and Strategic Value Opportunities Fund, L.P. (together, the "Funds").

Name of Fund	Shares of Class A Common Stock Owned
Strategic Value Master Fund, Ltd.	1,429,850
Strategic Value Special Situations Master Fund III, L.P.	5,293,324
Strategic Value Special Situations Master Fund IV, L.P.	749,576
Strategic Value Opportunities Fund, L.P.	2,561,516
Strategic Value Partners is the investment manager of, and exercises investment discretion over Strategic Value Master Fund, Ltd., a Cayman Islands exempted company. Strategic Value Partners is indirectly majority owned and controlled by Mr. Khosla.
Special Situations III is the investment manager of, and exercises investment discretion over Strategic Value Special Situations Master Fund III, L.P., a Cayman Islands exempted limited partnership. Strategic Value Partners is the managing member of Special Situations III. Strategic Value Partners and Special Situations III are both indirectly majority owned and controlled by Mr. Khosla.
Special Situations IV is the investment manager of, and exercises investment discretion over Strategic Value Special Situations Master Fund IV, L.P., a Cayman Islands exempted limited partnership. Strategic Value Partners is the managing member of Special Situations IV. Strategic Value Partners and Special Situations IV are both indirectly majority owned and controlled by Mr. Khosla.
Special Situations III-A is the investment manager of, and exercises investment discretion over Strategic Value Opportunities Fund, L.P., a Cayman Islands exempted limited partnership. Strategic Value Partners is the managing member of Special Situations III-A. Strategic Value Partners and Special Situations III-A are both indirectly majority owned and controlled by Mr. Khosla.
Except for Mr. Khosla, each Reporting Person disclaims beneficial ownership of all shares of Class A Common Stock owned directly by the Funds. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by such Reporting Person that it is the beneficial owner of any of the shares of Class A Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), or for any other purpose (including, without limitation, any tax purposes), and such beneficial ownership is expressly disclaimed.
Mr. Khosla is the Chief Investment Officer of Strategic Value Partners. As such, he may be deemed to control the voting and dispositive decisions with respect to the shares of Class A Common Stock made by Strategic Value Partners, Special Situations III, Special Situations IV and Special Situations III-A and may therefore be deemed to be the beneficial owner of the shares of Class A Common Stock reported in this Schedule 13G. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by Mr. Khosla that he is the beneficial owner of any of the equity securities referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof any of the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The information in Item 4 is incorporated herein by reference.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
December 18, 2018

STRATEGIC VALUE PARTNERS, LLC

By:	/s/ James Dougherty
Name: James Dougherty
Title: Chief Financial Officer

SVP SPECIAL SITUATIONS III LLC

By:	/s/ James Dougherty
Name: James Dougherty
Title: Chief Financial Officer

SVP SPECIAL SITUATIONS IV LLC

By:	/s/ James Dougherty
Name: James Dougherty
Title: Chief Financial Officer

SVP SPECIAL SITUATIONS III-A LLC

By:	/s/ James Dougherty
Name: James Dougherty
Title: Chief Financial Officer

/s/ Victor Khosla
Victor Khosla